UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 0-24710
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius XM Radio 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

SIRIUS XM RADIO 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Employee Benefits Committee of the
    Sirius XM Radio 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (formerly, the Sirius Satellite Radio 401(k) Savings Plan) (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2009, Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2009, and Schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
New York, New York
June 29, 2010

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 31,
	2009	2008
Investments, at fair value:
Pooled separate accounts	$52,217	$15,030
Mutual Fund	2,313	1,386
Guaranteed income fund	8,335	3,907
Sirius XM Radio Inc. common stock	10,265	1,006
Participant loans	1,228	626

Total investments	74,358	21,955

Contributions receivable:
Participants	319
Employer	2,114	59

Total contributions receivable	2,433	59

Net assets available for benefits	$76,791	$22,014

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the Year Ended
December 31, 2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$16,989
Interest on guaranteed income fund	196
Dividends	49
Interest on participant loans	57

Total Investment income	17,291

Contributions:
Participants	8,915
Employer, net of forfeitures	3,448
Rollovers	577

Total contributions	12,940

Total additions	30,231

Deductions from net assets attributed to:
Benefits paid to participants	(6,150)
Administrative expenses, net of forfeitures	(20)

Total deductions	(6,170)

Net increase before transfer of assets	24,061
Transfer of assets to the Plan	30,716

Net increase	54,777
Net assets available for benefits:
Net assets available for benefits, beginning of year	22,014

Net assets available for benefits, end of year	$76,791

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
Notes to Financial Statements
1. Description of the Plan
     Sirius XM Radio Inc. (the “Company” or the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. In 2009, the Sirius Satellite Radio 401(k) Savings Plan changed its name to the Sirius XM Radio 401(k) Savings Plan. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s inception date was September 1, 1998.
     Effective March 1, 2009, the Plan was merged with the XM Satellite Radio Inc., 401(k) Retirement Plan (the “XM Plan”). On June 19, 2009 all XM Plan assets, which totaled $30.7 million, were transferred from the XM Plan Administrator to the Plan’s Administrator. The 1,425 eligible employees under the XM Plan became subject to the contribution and matching rules of the Sirius XM Radio 401(k) Savings Plan.
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.
Assets Held in Trust
     Since April 1, 2005, all assets of the Plan are held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the Plan’s assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper.
     The investment options available to participants as of December 31, 2009 and the related investment objectives were as follows:
Pooled Separate Accounts Sponsored by PRIAC:
     Lifetime Funds. The investment objective for each of the five funds in this investment option varies, in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolios. The performance goal for each fund is to consistently outperform its benchmark over full market cycles.
     Core Plus Bond/PIMCO Fund. This fund seeks to exceed the return of the Barclays Capital U.S Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.
     Franklin Balance Sheet Investment Fund — Class A. This fund seeks to provide high total return, by investing most of its assets in the stocks of companies the mutual fund managers believe are undervalued and trading at a low price relative to book value.
     International Growth/Artisan Partners Fund. This fund seeks maximum long-term capital growth. This fund invests primarily in publicly traded corporate equities of companies domiciled outside the United States or whose primary business activities are outside the United States.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
     Janus Adviser Balanced Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.
     Small Cap Growth/Times Square Fund. This fund seeks to achieve long-term capital appreciation. The fund invests in companies with market capitalizations ranging between $50 million and $1.5 billion at time of purchase.
     SA/Oakmark Equity and Income Strategy Fund — Class I. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed income securities.
     Mid Cap Value/CRM Fund. This fund seeks to outperform, over the long-term, the Russell Midcap Value Index and broader market.
     Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Midcap Growth Index in a risk controlled manner.
     Large Cap Growth/Turner Investment Partners Fund. This fund seeks to provide capital appreciation with minimal focus on income, as well as to outperform the Russell 1000 Growth Index and comparable equity growth managers over full market cycles.
     Large Cap Value/LSV Asset Management Fund. This fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3- and 5-year periods, or a full market cycle, whichever is longer.
     International Value/LSV Asset Management. This fund seeks to provide long-term capital appreciation by structuring and maintaining a well diversified portfolio of non-U.S. stocks.
     Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.
     American Funds Capital World Growth and Income Fund. This fund invests, on a global basis, in common stocks that are denominated in U.S. dollars or other currencies. It may also hold cash or money market instruments.
     Guaranteed Income Fund. This fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return.
     Sirius XM Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius XM Radio Inc. Employer contributions are remitted in Sirius XM common stock.
Audited financial statements and prospectuses or other disclosure documents for the above funds are available annually to participants via www.prudential.com. Past performance of the funds is not an indicator of future results.
Eligibility
     Participation in the Plan begins on the first day of the calendar month following the date in which an employee has: (a) been classified as a Class A Employee as defined in the Plan document; (b) attained the age of 21; and (c) completed one full month of eligible service, as defined in the Plan document.
Contributions
     Participants may elect to contribute from 1% to 50% of eligible compensation, as defined, provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $16,500 in 2009. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pretax basis, which may not exceed $5,500 for the calendar year ended December 31, 2009. Participants may roll over amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2009 were approximately $577,000. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
     The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. The Company matches 50% of participants’ elective deferrals, up to 6% of eligible compensation. The total matching contribution for the year ended December 31, 2009 was approximately $2,921,000 which was paid in the form of 8,511,009 shares of the Company’s common stock.
     The Company may also elect to make additional discretionary contributions to the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the compensation committee of the Company’s board of directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year and met the Plan’s eligibility requirements. For the year ended December 31, 2009, the Company did not elect to make a profit sharing contribution.
Loans
     The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term is determined when the loan is made which may not exceed 10 years. Repayments must be substantially equal installments are generally made by payroll deductions and made not less frequently than quarterly. Some exceptions are made for unpaid leaves.
Participant Accounts
     Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.
Vesting
     Participants are immediately vested in their contributions plus earnings thereon. Employer matching and profit-sharing contributions begin one year after the participant’s service begins. These contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon completion of two years of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan. The XM Plan participants are grandfathered to 100% vesting for all current and future contributions.
Distributions of Benefits
     Upon termination of employment due to death, disability, retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
Forfeitures
     Non-vested employer matching contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures for the year ended December 31, 2009 were approximately $418,000, which included $313,000 of forfeitures transferred in from the XM Plan. Unallocated non-vested assets were approximately $82,000 and $8,000 as of December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, forfeitures used to reduce the Company’s contributions and administrative expenses were approximately $421,000.
Administrative Expenses
     Administrative expenses are paid by the Plan to the extent allowed by the Plan document and not paid by the Company.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Payment of Benefits
     Benefits payments to participants are recorded when paid.
New Accounting Pronouncements
     In September 2009, Accounting Standards Codification (“ASC”) became the source of authoritative GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for registrants.
     In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. As shown in Note 3, the guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.
     In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent). This update provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. The impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
     In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. This guidance amends ASC 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Management does not expect that the adoption of the guidance will have a material impact on the Plan’s net assets available for benefits.
     In February 2010, the FASB issued ASC Update 2010-09, Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements, This guidance incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Securities Exchange Commission (“SEC”) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of the guidance is effective immediately. The adoption of this standard had no impact on the Plan’s net assets available for benefits.
Use of Estimates
     In presenting the Plan’s financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Additionally, estimates were used when recording the fair values of Plan assets and liabilities assumed in the merger with the XM Plan. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.
     Significant estimates inherent in the preparation of the accompanying financial statements include the fair value of Plan assets and net appreciation in the fair value of investments. The economic conditions in the United States have impacted the Plan’s assets. Such conditions could have a material impact to our accounting estimates.
Investment Valuation and Income Recognition
     Investments in pooled separate accounts are valued based on the Plan’s pro rata share of fund equity as determined by the trustee, based on fair values of the underlying investments. Investments in the mutual fund and Sirius XM Radio Inc. common stock are valued based on quoted market prices.
     Net appreciation in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan’s investments. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
          As described in ASC 946, Financial Services— Investment Companies (“ASC 946”), investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is an Insurance Company Issued Evergreen Group Annuity issued by Prudential (PRIAC). Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract of PRIAC is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to participants was 2.95% as of December 31, 2009. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the results. As a result of current stable value product construction, no adjustments are required to mediate between the average earnings credit to the Plan and the average earnings credited to the participants. As required by ASC 946, the Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon a discontinuance.
          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
3. Fair Value Measurements
          Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
          The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
Investments Measured at Fair Value on a Recurring Basis
          Investments measured at fair value consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large Cap Equity Funds	$—	$16,726	$—	$16,726
Mid Cap Equity Funds	—	9,544	—	9,544
Small Cap Equity Funds	—	3,624	—	3,624
International Funds	—	5,605	—	5,605
Bond Funds	—	5,021	—	5,021
Balanced Funds	—	1,670	—	1,670
Target Dated Funds		—	10,027	10,027

Total	—	42,190	10,027	52,217
Mutual fund:
Growth and Income Fund	2,313	—	—	2,313
Guaranteed income fund:
Stable Value Fund	—	—	8,335	8,335
Sirius XM Radio Inc. common stock	10,265	—	—	10,265
Participant loans	—	—	1,228	1,228

Total investments measured at fair value	$12,578	$42,190	$19,590	$74,358

          The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis for the year ended December 31, 2008:

	Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$—	$12,198	$2,832	$15,030
Mutual fund	1,386	—	—	1,386
Guaranteed income fund	—	—	3,907	3,907
Sirius XM Radio Inc. common stock	1,006	—	—	1,006
Participant loans	—	—	626	626

Total investments measured at fair value	$2,392	$12,198	$7,365	$21,955

          The Plan’s valuation methodology for Level 2 assets in pooled separate accounts were derived using a change-factor model with inputs derived from observable market data of the underlying instruments in active markets while Level 3 assets in pooled separate accounts were derived using a change-factor model with inputs derived from unobservable market data.
          The Plan’s valuation methodology for the Guaranteed Income Fund was derived using inputs derived from unobservable market data. The Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008. The contract value of the Guaranteed Income Fund approximates the fair value, due to the nature of the investment contract not having a fair value adjustment upon a discontinuance.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
          The Plan’s valuation methodology for mutual funds and Sirius XM Radio Inc. common stock was derived from quoted market prices as these instruments have an active market.
          The Plan’s valuation methodology for participant loans, all of which are secured by vested account balances of borrowing participants, was derived from a present value model with inputs derived from unobservable market data. The participant loans are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008.
          The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	Pooled separate	Guaranteed	Participant
(in thousands)	accounts	income fund	loans

Balance as of December 31, 2008	$2,832	$3,907	$626
Total gains	1,669	—	—
Issuances, repayments and settlements, net	5,526	4,428	602

Balance as of December 31, 2009	$10,027	$8,335	$1,228

4. Investments
          The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2009	2008
	(in thousands)
Investments:
Core Plus Bond/PIMCO Fund	$5,021	$1,333
SA/Oakmark Equity and Income Fund	4,851	1,285
Guaranteed Income Fund	8,335	3,907
International Growth/Artisan Partner Fund	5,273	1,169
Large Cap Value/LSV Asset management Fund	5,996	2,898
Large Cap Growth/Turner Investment Partners Fund	7,037	1,370
American Funds Capital World Growth and Income Fund	*	1,386
Sirius XM Radio Inc. common stock	10,265	*

*	Represents less than 5% of the Plan’s net assets at December 31, 2009 or December 31, 2008, respectively.
          During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value (excluding the transfer of assets to the Plan) as follows:

For the Year Ended
December 31, 2009
(in thousands)
Sirius XM Radio Inc. common stock	$7,092
Pooled separate accounts	9,444
Mutual fund	453

Total increase in fair value of investments	$16,989

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
5. Non-participant Directed Investments
          Employer contributions are remitted to the Plan in shares of common stock of the Company. In December 2009, the Plan was amended and the 15 day holding period requirement for the Company common stock was removed retroactively as of January 1, 2009. Previously, participants were required to invest in the Company common stock during the initial 15 days following contribution and thereafter allowed to allocate the contribution to other investment alternatives. As of December 31, 2008, the non-participant directed investments in the Company common stock were $64,864.
6. Risks and Uncertainties
          The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
          The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
          The Plan provides for investment in the Company’s common stock. At December 31, 2009 and 2008, approximately 13% and 5% of the Plan’s total net assets, respectively, were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.
7. Tax Status
          The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 13, 2002, stating that the Plan, as then designed, was qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving that determination letter. Once qualified, the Plan is required to be designed and to operate in conformity with the Code to maintain its qualification. The Plan administrator and the Plan’s legal counsel believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan is qualified and the related trust is tax exempt.
          On April 30, 2010, the Plan applied for a new determination letter and is waiting for a response from the IRS.
          The IRS generally has the ability to examine Plan activity for up to three years.
8. Plan Termination
          The Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
9. Related Party Transactions
          Plan investments in pooled separate accounts and Guaranteed Income Fund are managed by PRIAC, who is the custodian as defined by the Plan. Therefore, all transactions with these investments qualify as party-in-interest. The Plan also invests in common stock of the Company.
10. Identified Over/Under Matches
          In 2009, certain operational errors in eligible compensation for participant deferrals related to 2009 and the XM Plan employer matching contributions related to 2009 and prior years were identified. The net employer under and over match amounts approximated $1 million. Estimated lost earnings approximated $970,000. The Plan is in the process of correcting the errors. All costs associated with the corrections will be paid by the Company. The Plan’s management believes that these errors do not have a material adverse impact on the Plan’s financial statements as of December 31, 2009 and 2008, and for the year ended December 31, 2009, or its tax qualification status under the Code.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
Schedule H, line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2009

	(b)
	Relationship of
	Plan employer	(c)	(d)	(e)
(a)	or other	Description of transaction	Amount on	Lost
Identity of party involved*	party-in-interest	including rate of interest	Line 4(a)	interest
Sirius XM Radio Inc. (formerly Sirius Satellite Radio Inc.)	Plan Sponsor	2008 employee deferrals not deposited to Plan in a timely manner	$2,427,779	1,871

Sirius XM Radio Inc. (formerly Sirius Satellite Radio Inc.)	Plan Sponsor	2009 employee deferrals not deposited to Plan in a timely manner	$639,790	504

*	The delinquent participant contributions all relate to the XM Plan (which merged into the Plan as of March 1, 2009). All delinquent transactions have subsequently been paid, with the exception of lost interest, which is expected to be paid in 2010.
See accompanying report of independent registered public accounting firm.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
Schedule H, line 4i—Schedule of Assets (Held at End of Year),
As of December 31, 2009
(in thousands, except shares)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or	Description of Investment, Including Maturity Date, Rate of	Current
	Similar Party	Interest, Collateral, Par or Maturity Value	Value
*	Prudential Retirement	SA/Janus Adviser Balanced Fund:
	Insurance & Annuity Company	40,190 units in participation	$1,670
*	Prudential Retirement	Lifetime Income & Equity Fund:
	Insurance & Annuity Company	56,388 units in participation	955
*	Prudential Retirement	Lifetime Growth Fund:
	Insurance & Annuity Company	192,012 units in participation	3,054
*	Prudential Retirement	Lifetime Conservative Fund:
	Insurance & Annuity Company	96,419 units in participation	1,571
*	Prudential Retirement	Lifetime Balanced Fund:
	Insurance & Annuity Company	205,619 units in participation	3,250
*	Prudential Retirement	Lifetime Aggressive Fund:
	Insurance & Annuity Company	77,890 units in participation	1,197
*	Prudential Retirement	Franklin Balance Sheet Investment Fund — Class A:
	Insurance & Annuity Company	26,115 units in participation	1,632
*	Prudential Retirement	Small Cap Growth/Times Square Fund:
	Insurance & Annuity Company	147,057 units in participation	3,624
*	Prudential Retirement	International Growth/Artisan Partners Fund:
	Insurance & Annuity Company	389,053 units in participation	5,273
*	Prudential Retirement	Core Plus Bond/PIMCO Fund:
	Insurance & Annuity Company	319,875 units in participation	5,021
*	Prudential Retirement	Guaranteed Income Fund:
	Insurance & Annuity Company	244,704 units in participation	8,335
*	American Funds Capital World	American Funds Capital World Growth and Income Fund:
	Growth and Income Fund	68,199 shares in participation	2,313
*	Prudential Retirement	SA/Oakmark Equity and Income Strategy Fund — Class I:
	Insurance & Annuity Company	144,336 units in participation	4,851
*	Prudential Retirement	Mid Cap Value/CRM Fund:
	Insurance & Annuity Company	168,649 units in participation	1,946
*	Prudential Retirement	Mid Cap Growth/Times Square Fund:
	Insurance & Annuity Company	72,902 units in participation	1,115
*	Prudential Retirement	Large Cap Value/LSV Asset Management Fund:
	Insurance & Annuity Company	407,627 units in participation	5,996
*	Prudential Retirement	Large Cap Growth/Turner Investment Partners Fund:
	Insurance & Annuity Company	629,660 units in participation	7,037
*	Prudential Retirement	International Value/LSV Asset Management Fund:
	Insurance & Annuity Company	31,658 units in participation	332
*	Prudential Retirement	Dryden S & P 500 Index Fund:
	Insurance & Annuity Company	50,789 units in participation	3,694
*	Sirius XM Radio Inc.	Sirius XM Radio Inc. common stock:
		17,109,108 shares in participation	10,265
		151 outstanding loans with rates of 4.25% — 10.25% and
*	Participant Loans	maturities from 2010 — 2019	1,228

	Total Investments		$74,358

*	Represents a party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
(FORMERLY, THE SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN)
Schedule H, line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2009
(in thousands)

(h)
Current
(a)						Value
Identity of	(b)		(c)	(d)	(g)	of Asset on	(i)
Party	Description of	Number of	Purchase	Selling	Cost of	Transaction	Net Gain
Involved	Asset	Transactions	Price	Price	Asset	Date	or (Loss)
Category (iii)* — series of transaction in excess of 5% of plan assets.**

**Sirius XM Radio Inc. Common Stock	Common Stock	24	$2,845	N/A	$2,845	$2,845	N/A

*	There were no category (i), (ii) or (iv) reportable transactions during 2009.

**	Represents a party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN
By:	/s/ David J. Frear
David J. Frear Executive Vice President and Chief Financial Officer of Sirius XM Radio Inc.

June 29, 2010